UNITED STATES
                  SECURITIES AND EXHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities and Exchange Act of 1934
                        (Amendment No. 4)*

                        TRANS-INDUSTRIES, INC.
                          (Name of Issuer)

                     Common Stock, par value $0.10
                     (Title of Class of Securities)

                             893239103
                           (CUSIP Number)

  Kai Kosanke, Vice-President, Controller & Treasurer, Trans-Industries, Inc.,
       2637 North Adams Road, Rochester Hills, MI  48309   (248) 852-1990
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)

                           February 23, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  893239103          SCHEDULE 13D

1     NAME OF THE REPORTING PERSON

      STEVEN T. NEWBY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  [  ]
                                                       (b)  [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*  PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)[   ].

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

NUMBER OF        7     SOLE VOTING POWER
SHARES                 150,000 shares
BENEFICIALLY     8     SHARED VOTING POWER
OWNED BY               -0- shares
EACH             9     SOLE DISPOSITIVE POWER
REPORTING              150,000 shares
PERSON          10     SHARED DISPOSITIVE POWER
WITH                   -0- shares

11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
       150,000 shares

12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*[  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.88%

14     TYPE OF REPORTING PERSON*
       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.     Security and Issuer

            Trans-Industries, Inc. Common Stock,
            Par Value $0.10 per share
            2637 North Adams Road
            Rochester Hills, MI  48309

ITEM 2.     Identity and Background

            A)  Steven T. Newby
            B)  6116 Executive Boulevard, Suite 701
                Rockville,  MD  20852
            C)  Broker/Dealer  Newby & Company
                same address as above
            D)  None
            E)  None
            F)  USA

ITEM 3.     Source and Amount of funds or Other Consideration

            Source of all funds - personal.  No funds borrowed

ITEM 4.     Purpose of Transaction

            For investment purposes only.
            No further information in reference to Items 4A-4J.

ITEM 5.     Interest in Securities of the Issuer

            A) Steven T. Newby owns 150,000 shares or 4.88% of
               Trans-Industries, Inc. 3,073,000 shares outstanding (9/30/97).
            B) Steven T. Newby has sole voting and sole disposition powers.
            C) All sales made in last sixty days have been open market transactions.

                12/31/97   Sold     2,000 shares @10.50  $ 21,000.00
                01/02/98   Sold     7,500 shares @11.50  $ 86,250.00
                01/29/98   Sold    10,000 shares @11.625 $116,250.00
                02/11/98   Sold     1,000 shares @14.125 $ 14,125.00
                02/23/98   Sold     3,694 shares @12.50  $ 46,175.00

            D)  Not applicable.
            E)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None

ITEM 7.     Material to be Filed as Exhibits

            None


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1998

                                   /S/ STEVEN T. NEWBY
                                       STEVEN T. NEWBY